SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 10, 2014

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : March 10, 2014	By:	/s/ Mu-Piao Shih
	Name:	Mu-Piao Shih
	Title:	President and Acting CFO

Exhibit Index

Exhibit No.	Description
EX-99.1	Announcement on 2014/03/03 : Clarification of the news report regarding cash dividends NT$60 billion to be distributed to retrieve the investors confidence

EX-99.2	Announcement on 2014/03/06 : Announcing for Subsidiary (Chunghwa Precision Test Tech. Co., Ltd.)

EX-99.3	Announcement on 2014/03/10 : To announce the Company's February 2014 revenues

EX-99.4	Announcement on 2014/03/10 : February 2014 sales